Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated.

	Year Ended December 31,
	(Unaudited) (Dollars in thousands)
	2008	2009	2010	2011	2012
Earnings
Income from continuing operations	$44,694	$61,936	$17,299	$43,965	$206,490
Fixed charges less unamortized capitalized interest	45,450	44,903	41,910	60,257	100,390
Earnings from continuing operations before fixed charges	$90,144	$106,839	$59,209	$104,222	$306,880
Fixed Charges
Interest expense, net of capitalized interest	$33,938	$33,573	$30,497	$48,747	$85,573
Capitalized interest, net of amortization	6,909	575	380	592	754
Estimated interest within rental expense	11,512	11,330	11,413	11,510	14,817
Total fixed charges	$52,359	$45,478	$42,290	$60,849	$101,144
Ratio of earnings to fixed charges	1.72	2.35	1.40	1.71	3.03
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.